UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 22 May 2024

Orange: General Meeting of May 22, 2024

The General Meeting of Shareholders of Orange was held on 22 May in Paris. The meeting was chaired by Jacques Aschenbroich, Chairman of the Board of Directors, in the presence of Christel Heydemann, CEO, and members of the Executive Committee.

The meeting highlighted the Group's outlook one year after the announcement of the strategic plan "Lead the Future" and reviewed the 2023 financial results. All resolutions presented by the Board of Directors were approved by the shareholders.

Regarding the Board of Directors, the renewal of two Board members’ mandates for a duration of four years was approved: Christel Heydemann as a non-independent Director and Frédéric Sanchez as an independent Director.

The results of the votes will be available on the Group's website from the evening of 23 May: https://www.orange.com/en/general-meeting

About Orange

Orange is one of the world’s leading telecommunications operators with revenues of 39.7 billion euros in 2023 and 129,500 employees worldwide at 31 March 2024, including 72,500 employees in France. The Group has a total customer base of 282 million customers worldwide at 31 March 2024, including 243 million mobile customers and 21 million fixed broadband customers. The Group is present in 26 countries (including non-consolidated countries). Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business. In February 2023, the Group presented its strategic plan "Lead the Future", built on a new business model and guided by responsibility and efficiency. "Lead the Future" capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com and the Orange News app or to follow us on X: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Tom Wright ; tom.wright@orange.com

Caroline Cellier ; caroline.cellier@orange.com

ORANGE

Date: May 23, 2024	By:	/S/ Constance Gest
	Name:	Constance Gest
	Title:	Director of Investors Relations & Financial Communication